SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice about Related-Party Transaction

Companhia Paranaense de Energia – Copel, a company that generates, transmits, distributes and sells power, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6), the NYSE (ELP) and the LATIBEX (XCOP), pursuant to CVM Instruction 480, of December 7, 2009, hereby informs its shareholders and the market in general of the following related-party transaction:

Names of the Related Parties	Fundação Copel de Previdência e Assistência Social
Relationship with the Company	Fundação Copel de Previdência e Assistência Social (”Lessor”), a private capital multi-sponsored non-profit private pension entity, has its founding sponsor Companhia Companhia Paranaense de Energia - COPEL (jointly with its controlled companies, “Lessee”), a publicly traded mixed-capital company.
Transaction Date	February 22, 2021
Purpose of the Agreement	A rental contract, on behalf of Copel, for property registered under number 165394 at the 8th Property Registry of Curitiba, located at Rua José Izidoro Biazetto, nº 158, Mossunguê, CEP: 81.200-240, in Curitiba/PR, belonging to Fundação Copel (“Property”), including Built to Suit (“BTS” [1]) renovations for a period of 20 years. The purpose of the contract is to lease the aforementioned Property and investment in necessary improvements to adapt it according to the Company’s new needs.

[1]Built to Suit Lease (BTS): a modality assigned to lease contracts in which the lessor invests financial resources in a property to adjust it to the specific needs of a lessee. The property is customized according to the needs of a given lessee. As a rule, such contracts are atypical (the conditions voluntarily agreed in the contract shall prevail over the provisions of Law 8,245/1991) and the amounts paid as rent include the amortization of investments made by the lessor.

Main Terms and Conditions

▪ Contract Amount: R$9,540,842.64/year

▪ Remuneration Rate[2] for the Invested Capital used to Calculate the Monthly Lease Amount: 0.72% (zero point seventy-two percent) of the Equity Value of the Ideal Part[3] in the accounting records of Fundação Copel, which is currently R$119,715,000.00 (one hundred and nineteen million, seven hundred and fifteen thousand reais).

▪ Investments for Substantial Improvements: Up to R$20,000,000.00 (twenty million reais). The Contract is signed under the Built to Suit modality due to the investments that will be made by Fundação Copel as substantial improvements. Throughout the renovation period, the amount to be paid by Copel to the Fundação Copel as an annual lease will undergo phased increases, according to the delivery of the substantial improvements, until it reaches the amount of R$11,268,842.64/year when the improvements are concluded.

▪ Adjustment of the Equity Value of the Ideal Part: Every 12 (twelve) months by the positive variation of the INPC - National Consumer Price Index calculated by the Brazilian Institute of Geography and Statistics (IBGE). The property will be reevaluated every 03 (three) years, at most, pursuant to legal determination and in accordance with market practices, as provided for in Attachment A, letter (h), item 19, of MPS/SCP Instruction 34/2009 (as amended by MPS/PREVIC Instruction 15/2014), and the resulting amount shall be considered for the purposes of recalculating the monthly rent.

▪ Contract Term: 20 years

▪ The contract will be of a corporate nature and shall include the following companies in the preamble: Companhia Paranaense de Energia – COPEL, Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Telecomunicações S.A, Copel Comercialização S.A., and Copel Serviços S.A.

▪ Suspension Clause: The validity and effectiveness of the Contract, for all purposes, shall be subject to prior approval by the National Electric Energy Agency - ANEEL, pursuant to the provisions of Normative Resolution 699, of January 26, 2016, whose request to the entity shall be done by the interested Lessees within up to 15 (fifteen) days from the signing of this Contract.

▪ Estimated Total Amount for the Contract Term: R$224,512,852.80

Information on any participation of the counterparty, its partners or management in the Company’s decision regarding the transaction or the negotiation of the transaction as representatives of the Company, describing said participations	Technical approaches were taken between Fundação Copel de Previdência e Assistência Social and Companhia Paranaense de Energia – COPEL, and its fully-owned subsidiaries Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Telecomunicações S.A, Copel Comercialização S.A., and Copel Serviços S.A, respecting technical, financial, regulatory and legal parameters and criteria, established by Federal Law 6.404/1976 (Brazilian Corporations Law), State Law 15.608/2007 (Bidding Law), State Law 19.188/2017 (which amends State Law 15.608/2007), Federal Law 12.846/2013 (Anti-Corruption Law), Federal Decree 8.420/2015 (which regulates the Anti-Corruption Law), Federal Law 13.303/2016 (State-owned Companies Liability Law), CVM Resolution 642/2010, CVM Instruction 552/2014, CVM Instruction 480/2009, and other norms and regulations that resolve on the matter. The signing of the Contract was approved at the 2426th Executive Board Meeting, held on December 17, 2020, recommended for approval at the 230th Statutory Audit Committee Meeting, held on February 9, 2021, and its signing was deliberated at the 211st Board of Directors Meeting, held on February 10, 2021. The Contract was signed between Companhia Paranaense de Energia – COPEL and Fundação Copel de Previdência e Assistência Social on February 22, 2021.

[2]Remuneration rate: percentage of the equity value by which the lessor will be remunerated as return on investments for the renovations and use of the property, adjusted for the period.

[3]Equity Value of the Ideal Part: comprises the appraisal value of the property, according to market practices, subject to increases arising from substantial improvements and/or additional betterments incurred in the period, when the property is revaluated if it is found that the investments made were not fully covered or amortized.

Detailed justification of why the issuer’s management considers that the transaction is conducted on an arm’s length basis or envisages appropriate compensatory payment:	A study group was created to study and review the clauses and amounts of the Contract, whose object is for the lease of the Property, including renovations in the Built to Suit modality, and to assess the best option (technical and economic-financial) for the allocation of facilities and an eventual new lease contract model for the Property, aiming to meet the needs of the Company and the optimization of maintenance and service costs. The referred group studied multiple alternatives, from a simple lease model of the referred Property (based on prices contained in real estate reports), to the lease of other properties and the BTS model, considering all the amounts involved in the lease plus fixed and variable costs. According to hired real estate reports, there are no properties in the Curitiba region that meet Copel's needs due to its operational characteristics and personnel structure, therefore this option was not considered feasible or an alternative in the financial study. For the financial study, multiple scenarios were considered (from a simple lease contract for the Property to the construction of a new building by means of a BTS contract with third-party capital). The financial study for NPV and APV, considering the financial indexes used for the Company's projects, confirmed the advantage of hiring Fundação Copel in the Built to Suit - BTS model in comparison to the other available alternatives. Lastly, the advantages were also confirmed when the financial values of the rental amount of the referred contract was compared with market research of other BTS contracts already signed. Technical, financial, legal and regulatory opinions were included in the financial study carried out and provided support for the necessary governance rituals since Fundação Copel is a Related Party, according to Internal Regulations NAC 010307 - Transaction with Related Parties and Conflict of Interest. Therefore, the Company’s management believes the transaction complies with competitiveness, compliance, commutation, equality, independence, and transparency requirements.

Curitiba, March 02, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 2, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.